File No. 82-5215

松井証券

ネットストック

August 13, 2002

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02049352

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

SUPPL

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Extraordinary Report for Stock options
2. Amendment Report to the Extraordinary Report

If you have any further questions or requests for additional information please do not hesitate to contact Hiroyoshi AOYAMA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or h-aoyama@matsui.co.jp (E-mail).

PROCESSED
AUG 2 1 2002
THOMSON
FINANCIAL

Very truly yours,

Matsui Securities Co., Ltd.

By T. Takagi
Name: Toshihiro Takagi
Title: Managing Director

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 15 2002
WASH. D.C. 155

File No. 82-5215

(Summary translation)

Extraordinary Report

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Submitted to the Director of the Kanto Local Finance Bureau

On June 18, 2002

1 Reason to File Extraordinary Report

The Company files this document to report the resolution of the general shareholders' meetings held on June 16, 2002 to allocate new share purchase rights for 401,000 or less of the Company's shares to its directors and employees base on the Article 280-20 and 280-21 of Commercial Code.

2 Details of the Stock Options

- Title: Matsui Securities Co., Ltd. New Share Purchase Rights
- Number of rights to be issued: 4,010 or less *1
- Price of rights: Free of charge
- Types and number of shares for which the rights are granted:
  401,000 or less of the Company's common stocks *2
- Total amount of money to be paid in: Undetermined
- Amount of money per share to be paid in: Undetermined *3
- Exercise period: From July 15 2005 to July 14 2010
- Amount, to be capitalized as common stock, out of the issue price of the shares: Undetermined.
  To be calculated as half of the total amount of money to be paid in (Rounded up to the nearest yen in calculation).
- Persons to be granted rights: Directors and employees of the Company (The number of directors and employees are undetermined.)
- Assignment of rights: Upon persons who have been granted rights, the heirs of them are able to exercise their rights. Disposition of rights like pawning is totally prohibited.
- Details of conditions of exercise: *Translation omitted.*
- Details of agreement between the Company and the persons to be granted rights.
  Translation omitted.

Note *1: One right is for 100 shares. The number of shares per right will be adjusted to reflect stock splits, stock merges and the Company's merger and consolidation.

Note *2: Number of shares will be adjusted to reflect stock splits, stock merges and the company's merger and consolidation.

Note *3: Payment per share is determined as 1.05 times as average of daily closing price for the month prior to the month when the subscription rights are issued. If the price calculated as such is lower than the closing price of the prior day of the issuance date, the closing price substitute the calculated amount.

The price of shares will be adjusted to reflect stock splits, stock merges, issuance of new shares under market price, sales of treasury stock under market price and the Company's merger and consolidation.

File No. 82-5215

(Summary translation)

Amendment Report To The Extraordinary Report

Matsui Securities Co., Ltd.

1-20-7, Nihombashi, Chuo-ku, Tokyo, Japan

Submitted to the Director of the Kanto Local Finance Bureau

On June 28, 2002

1 Reason to file Amendment Report

The Company files this document to report details of stock options granted to the Company's directors and employees according to the resolution of the board of directors held on June 28, 2002. These details had been described as "undetermined" in the Extraordinary Report filed on June 18, 2002 on the resolution of general shareholders' meetings held on June 16, 2002 to grant the stock options.

2 Newly Settled Details

- Total amount of money to be paid in: 672,076,000 Yen
- Amount of money per share to be paid in: 1,676 Yen
- Amount, to be capitalized as common stock, out of the issue price of the shares: 838 Yen
- Persons to be granted rights: 10 directors and 28 employees